Exhibit 4 (a)(2)

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Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

STRATEGY REALLOCATION ENDORSEMENT

The Strategy Reallocation at Term End provision of your contract is revised to read as follows:

Strategy Reallocations at Term End

At the end of a Term, you may reallocate the ending values of the Crediting Strategies for that Term among the available Strategies. A reallocation must be made by Request in Good Order received by us on or before the last day of the Term.

At the end of a Term, we will reallocate any amount that cannot be applied to a given Indexed Strategy for the next Term because that Strategy is no longer available or because the amount is under the minimum or over the maximum for that Strategy. We will make this reallocation to the S&P 500 1-year Term 50% Downside Participation Rate with Upside Participation Rate Indexed Strategy.

You cannot reallocate amounts from one Crediting Strategy to another until the end of the Term for which such amount is being held.

This is part of your Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the Contract Effective Date.

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[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

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